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                           November 8, 2023

       Vincent Donargo
       Chief Financial Officer
       Calumet Specialty Products Partners, L.P.
       2780 Waterfront Parkway East Drive
       Suite 200
       Indianapolis, IN 46214

                                                        Re: Calumet Specialty
Products Partners, L.P.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 15,
2023
                                                            File No. 000-51734

       Dear Vincent Donargo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Item 8. Financial Statements and Supplementary Data
       9. Long-term Debt, page 95

   1. On page 97 you disclose that on August 5, 2022 Stonebriar Commercial Finance LLC purchased from and
leased back to MRL a hydrocracker for a purchase price of $250.0 million. Please tell us
how you comply with the accounting and disclosure
                                                        requirements for the
sale and subsequent leaseback of the hydrocracker from
                                                        Stonebriar. We refer
you to the provisions of ASC 842-40.
 Vincent Donargo
FirstName LastNameVincent    Donargo
Calumet Specialty Products Partners, L.P.
Comapany 8,
November  NameCalumet
             2023        Specialty Products Partners, L.P.
November
Page 2    8, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation